

July 25, 2014

<u>Via E-mail</u>
Mr. J. David Hansen
President and Chief Executive Officer
Telik Inc.
11588 Sorrento Valley Rd.
Suite 20
San Diego, CA 92121

Re: Telik Inc.
        Item 4.01 Form 8-K
        Filed July 11, 2014
        File No. 000-31265

Dear Mr. Hansen:

        We have completed our review of your filings. We remind you that our comment or changes to disclosure in response to our comment do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Joel Parker

                        Joel Parker
                        Accounting Branch Chief